Encore Brands, Inc.
502 East John Street
Carson City, NV 89706

June 16th, 2009
United States Security
and Exchange Commission
Attn: Division of Corporation Finance
Office of Beverages c/o Pamela Howell
100 F Street, North East
Washington, DC 20549

Subject: Encore Brands. Inc. Form S-1A. File # 333-156612

Dear Ms. Howell:

Enclosed are our responses to your comments of March 31 2009. As per your request we are enclosing marked copies of the amendments to expedite your review. Attached you will also find the exhibits the Commission requested and a copy of the "redlined" amendment for comparison purposes. This document is also "marked" by comment number to assist in your review process.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 818-264-6465 or fax any response to 77-201-8331.

Sincerely,

/s/ Gareth West

Gareth West
President

General

1.	Please update your consolidated financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm.

Answer: updated

Use of Proceeds, page 13

2.
The revised disclosure which you have provided in response to comment number two of our letter dated March 16, 2009 uses footnotes in the table. We are unable to locate the corresponding footnotes. Please revise. Also, discuss the use of proceeds if less than 25% of the offering is raised. Lastly, as previously requested, provide additional disclosure as to your business plan if you are unable to raise nominal funds in this offering.

Answer A) the • represents the areas in which we would need cut back initially in order of importance to sustain our business flow as you requested.

Answer B)

To the extent we raise less than 25% of the offering, we will reduce our costs in the most effective way in order for us to proceed with our business plan. If less than 10% of the capital is raised, then the Company will have to abandon all of its development and expansion plans and otherwise forego market opportunities.

3.
We note the statement that "the chart above represents our best estimate of our allocation of the net proceeds of this offering based upon current plans and estimates regarding anticipated expenditures. Actual expenditures may vary substantially from these estimates, and we may find it necessary or advisable to reallocate the net proceeds within the above-described uses or fur other purposes" and that "Actual expenditures may vary materially from these estimates." We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which states ''the registrant may reserve the right to change the use of proceeds,  provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated." Please revise to provide the specific contingencies that may result in a variation from the use of proceeds and specify the alternatives to the use of proceeds in the event of such contingencies.

Answer: we have deleted the following statement from the S-l - "and we may find it necessary or advisable to reallocate the net proceeds within the above-described uses or for other purposes.

General Information

4.
We reissue comment three from our letter dated March 11, 2009. In discussing your business, provide a specific plan of operations. Provide specific milestones for your business, the estimated costs associated with each and the time frame. To the extent the time frame is dependent upon the financing from this offering, discuss the impact upon your business if you are only able to raise nominal funding in this offering.

Upon completion of our public offering, our specific goal is to profitably distribute and market Ecstasy Brand Liqueur. We intend to accomplish the foregoing through the following milestones:

1.
Complete our public offering. We believe this could take up to 180 days from the date the Securities and Exchange Commission declares our offering effective. We will not begin operations until we have closed this offering. We intend to concentrate all of our efforts on raising as much capital as we can during this period.

2.
After completing the offering, we will hope to hire a marketing focused team to create significant sales of unique noncompeting brands on and off premise in the U.S. market place. Our marketing plan includes partnering with traditional and online media, attracting celebrity brand ambassadors and producing unique ad campaigns and promotions for each brand. Product placement and event sponsorship will also be used to create awareness and drive sales. This will be an immediate need of the Company and will be ongoing from the commencement of operations. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus.

3.
Since dealer support is critical, we will also build ties with highly-capable distributors across the United States; the most notable of these is the nation's largest distributor, Southern Wine Spirits of America (SWS) as well as services of regional distributors, such as Edison Liquor Corp for Wisconsin, Empire in Georgia, Burke in Massachusetts, and Fedway Associates Inc. for New Jersey. We believe we can accomplish this approximately 90 days after we complete our public offering. The costs associated with this depend on how much capital we can raise. A detailed breakdown of distribution costs for 24 months is set forth in the Use of Proceeds section of this prospectus.

4.
We intend to identify a key market demographic and focus on that consumer till reaching an awareness and mass level to move to a wider distribution presence including retail. Utilizing relevant communications and grass roots marketing, Encore will make the brand resonate in the consumers mind and be a part of their behavior. By creating pivotal catalysts for trial and awareness, Encore will leverage the distribution network to support the key markets serving this demographic and utilize additional broker support when Encore's own inside sales people are not available. This will be an immediate need of the Company and will be ongoing from the commencement of operations.

If we cannot generate sufficient revenues to continue operations, we will suspend or cease operations. If we cease operations, we do not know what we will do and we do not have any plans to do anything else.

Certain Relationships and Related Party Transactions

5.	We reissue comment four from our letter dated March 11, 2009. Revise this section to discuss the related party transaction with Encore Brands LLC.

Answer: Encore Brands Inc has entered into a license agreement with Encore Brands LLC pursuant to which Encore Brands Inc has the limited exclusive right to sell, distribute and market Ecstasy Brand Liqueur in the United States of America and Canada.

Encore Brand Inc has issued to Encore Brands LLC 1,500,000 shares of its common stock @ $.001 ($1,500) as full and adequate compensation for the exclusive rights to sell and distribute Ecstasy Brand Liqueur in the United States and Canada. Terms of the agreement are 36 months.

6.
We note material differences between Exhibit 99.2, filed as an exhibit to Amendment one, on February 20, 2009; and Exhibit 99.2, filed as an exhibit to Amendment two, on March 18, 2009. It appears that Sections 2, 3, and 4, and perhaps others, have been revised in the version filed March 18, 2009. However, both the original agreement and the amended agreement have the same November 16, 2008 signature date. Please advise.

Answer: signatures are now current.